UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fluent Forever Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 11, 2018

Physical address of issuer
1645 W Ogden Ave, Unit 404, Chicago, IL 60612

Website of issuer
http://fluent-forever.com

Current number of employees
15

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$453,969.89	$841,767.48
Cash & Cash Equivalents	$453,970.39	$778,323.03
Accounts Receivable	$0.00	$0.00
Short-term Debt	$95,119.81	$8,942.14
Long-term Debt	$0.00	$0.00
Revenues/Sales	$512,971.06	$1,030,887.03
Cost of Goods Sold	$55,067.96	$546,727.94
Taxes Paid	$0.00	$0.00
Net Income	-$1,545,725.67	-$617,771.86

FORM C-AR

Fluent Forever Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Fluent Forever Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://fluent-forever.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/25/2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Fluent Forever Inc. (the "Company") is a Delaware Corporation, formed on April 11, 2018. The Company is currently also conducting business under the name of Fluent Forever.

The Company is located at 1645 W Ogden Ave, Unit 404, Chicago, IL 60612.

The Company's website is http://fluent-forever.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Business model: Software as a service (SaaS) Fluent Forever is launching a subscription language learning app rooted in neuroscience as described in the Wall Street Journal National Best-Seller by the same name. Subscriptions are $9.99 for one month, $8.99/month for six months, $7.99/month for twelve months and $6.99/month for twenty four months. Users can create 150 flashcards for free, and need to have an active subscription to do more.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on April 12, 2018. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors,

particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing and maintenance of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by offloading credit card storage to outside providers and keeping access to our back-end services restricted. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner who are Head of Growth, Advisor, Director of Operations, CTO, and CEO of the Company. The Company has or intends to enter into employment agreements with Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Gaston Blanchet, Evan Walther, Heather Tucker, John Rush, and Gabriel Wyner die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could

damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of languages that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The consolidation of retail customers could adversely affect us.
B2B customers, such as schools, large multinational corporations in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments

of Agriculture, Commerce and Labor as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Demand tends to go up when people are making New Years' resolutions, or when pandemics strike. Demand may go down when pandemic restrictions are lifted. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated

significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to learn languages for professional and personal development. Demand for these skills tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We derive significant revenue and profit from commercial contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.
Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final

determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through the Apple App Store and the Google Play Store who distribute products from competing developers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Business model: Software as a service (SaaS) Fluent Forever is launching a subscription language learning app rooted in neuroscience as described in the Wall Street Journal National

Best-Seller by the same name. Subscriptions are $9.99 for one month, $8.99/month for six months, $7.99/month for twelve months and $6.99/month for twenty four months. Users can create 150 flashcards for free, and need to have an active subscription to do more.

Business Plan

Fluent Forever is a subscription language learning app rooted in neuroscience as described in the Wall Street Journal National Best-Seller (the nomenclature they use) by the same name. Subscriptions are $9.99 for one month, $8.99/month for six months, $7.99/month for twelve months and $6.99/month for twenty four months. Customers can create 150 flashcards for free, and then need a subscription to do more. We offer content to learn Spanish-Latin American, Spanish-European, French, Italian, German, Brazilian Portuguese, and Korean. We aim to release Japanese, Dutch, Hebrew, and Mandarin, as well as English as a Second Language for native speakers in each of these languages later on.

History of the Business

Fluent Forever Inc (CA) an S Corp owned 100% by founder Gabe Wyner transferred all cash and assets to Fluent Forever Inc (DE) a C Corp. Gabe's founder shares of the C Corp are owned by the S Corp.

Currently we sell pronunciation trainers and word lists on our website. Until recently we pre-sold subscriptions to the language learning app on Kickstarter and Indiegogo. Going forward our focus will be on selling app subscriptions.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pronunciation Trainers	These trainers are apps, designed to train your ears in the pronunciation system of a new language in 2-3 weeks. There's a lot of research behind these, which you can learn about on this page. They run inside of the free Anki app.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.
Word Lists	These are professionally translated lists of my 625 words, arranged in an order that makes them 10% easier and faster to memorize than a randomized list, and nearly 200% easier to memorize when compared with a thematic word list (where you learn colors, then professions, then parts of the body, etc.). Lots of research behind these, too, which you can learn about on this page. The lists are beautifully typeset and contain 90 illustrations by 10 famous web comics.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.

In November 2018 the company released the second version of it's beta language learning app. Public release was in April of 2019. All of the proceeds of the offering will be used to develop and market the app.

The Company sells access to the Fluent Forever app, Pronunciation Trainers, and Word lists on its website fluent-forever.com. It acquires customers through its email list of over 80,000 subscribers, and through paid media.

Competition

The Company's primary competitors are Duolingo, Rosetta Stone, Babbel.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. However, despite large market share and massive advertising budgets, many of our competitors products do not deliver. We see a significant opportunity to grab market share and expand the size of the market with an easy to use product that successfully delivers language acquisition.

Customer Base

Our customers are world wide individual language learners primarily in the US and Europe.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/568,558	LANGUAGE FLUENCY SYSTEM	The present invention relates to a system for teaching language fluency and, more specifically, relates to a software based system for teaching foreign languages.	October 5, 2018	Pending	US

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1645 W Ogden Ave, Unit 404, Chicago, IL 60612

The Company has the following additional addresses:

The Company conducts business in Kentucky, Illinois, Washington, Virginia.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 employees in Illinois, Washington, Virginia, Florida, and Ohio.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Heather Tucker	Full Time Contractor	November 1, 2018	N/A
Gaston Blanchet	Employee	August 1, 2018	N/A
John Rush	Employee	May 1, 2018	N/A
Evan Walther	Part-Time Contractor	December 1, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	2,671,587
Voting Rights	All purchasers of common stock became party to the Stockholders Agreement, whereby they agreed to limit the board size to one director (Gabriel Wyner or his appointee).
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	As the previous securities were common stock, they should not affect the crowd note offering. However, they are entitled to 15% or profits as determined by the company beginning in 2020.

Type of security	Crowd Note
Amount outstanding	257,262
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	this is the crowdnote

Type of security	Unit of Common Stock and Warrant
Amount outstanding	9,846
Voting Rights	none
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	When converted they will add to the total stock outstanding and dilute the Crowd note accordingly.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	2,491,762
Voting Rights	All purchasers of common stock became party to the Stockholders Agreement, whereby they agreed to limit the board size to one director (Gabriel Wyner or his appointee).
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	When converted they will add to the total stock outstanding and dilute the Crowd note accordingly.

Type of security	Options
Amount outstanding	678,883
Voting Rights	none
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	When converted they will add to the total stock outstanding and dilute the Crowd note accordingly.

The Company has the following debt outstanding:

Type of debt	Government loan
Name of creditor	Small Business Administration
Amount outstanding	$220,000.00
Interest rate and payment schedule	3.5% interest $1,073 paid monthly
Amortization schedule	30 years
Describe any collateral or security	The Collateral includes the following property that Borrower (Fluent Forever Inc)now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code
Maturity date	April 20, 2050
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	AMEX
Amount outstanding	$73,410.55
Interest rate and payment schedule	0% APR through 06/23/2020, 20.74% thereafter
Amortization schedule	N/A
Describe any collateral or security	PG, Gabriel Wyner
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	BoA Travel Rewards
Amount outstanding	$74,149.07
Interest rate and payment schedule	11.24% APR
Amortization schedule	N/A
Describe any collateral or security	PG, Gabriel Wyner
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	BoA Cash Rewards
Amount outstanding	$8,456.71
Interest rate and payment schedule	24.24% APR
Amortization schedule	N/A
Describe any collateral or security	PG, Gabriel Wyner
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is 302,605.78.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	32,300	$53,984.67	Software development, content development, marketing, salaries	May 6, 2018	Rule 506(c)
SAFE (Simple Agreement for Future Equity)	36	$2,234,500.00	Software development, content development, marketing, salaries	November 5, 2018	Rule 506(b)
Microventure Crowd Note	1	$257,262.00	Software development, content development, marketing, salaries	April 9, 2019	Regulation CF

Ownership

A majority of the Company is owned by Fluent Forever Inc (CA), which is 100% owned by its Founder Gabriel Wyner. In addition to Gabriel there are 1 minority share holder, 31 holders of convertible notes, 1 employee with restricted stock, and 10 employees with stock options.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Gabriel Wyner	73.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$148,378.00	-$1,258,447.00	$0.00

Operations

The Company is currently raising $1.5 million. Following the Offering, we should have enough liquidity to execute our business plan until 1 June 2021. We intend to be profitable by 1 Jan 2021. Our significant challenges are developing and marketing a viable product in a competitive environment .

The Company intends to achieve profitability in the next 12 months by adding Japanese and Mandarin language learning, increasing conversion, increasing retention, partnerships with tangentially related corporates like travel companies, and starting backer timers.

Liquidity and Capital Resources

On 4/9/2019 he Company conducted an offering pursuant to Regulation CF and raised $257,262.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company has raised a total of $2,545,746.67, and is actively fundraising. Through the US Economic Injury Disaster Loan program the company has received a $10,000 grant, and a $220,000 loan payable over 30 years.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____
(Signature)

Gabriel Wyner
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Fluent Forever, Inc [C Corp]

PROFIT AND LOSS
January - December 2019

	JAN - MAR, 2019	APR - JUN, 2019	JUL - SEP, 2019	OCT - DEC, 2019	TOTAL
Income					
4001 Amazon Income	0.00	0.00		-9.99	$ -9.99
4002 App Income	79,002.84	135,712.85	73,254.64	69,021.73	$356,992.06
4004 Ecommerce Income	30,271.82	50,395.01	29,919.30	43,586.49	$154,172.62
4005 Paypal Income	0.10	90.00	0.00	5,653.06	$5,743.16
4006 Refund	-8,813.58	-6,008.42	-2,688.59	-1,416.20	$ -18,926.79
4008 Services		0.00		15,000.00	$15,000.00
Total Income	**$100,461.18**	**$180,189.44**	**$100,485.35**	**$131,835.09**	**$512,971.06**
Cost of Goods Sold					
5000 Cost of Goods Sold	9,549.71	13,203.22			$22,752.93
5010 Servers & Software	6,169.52	6,899.58	4,979.25	26,343.15	$44,391.50
5030 Program Development				2,130.00	$2,130.00
Total 5000 Cost of Goods Sold	**15,719.23**	**20,102.80**	**4,979.25**	**28,473.15**	**$69,274.43**
Total Cost of Goods Sold	**$15,719.23**	**$20,102.80**	**$4,979.25**	**$28,473.15**	**$69,274.43**
GROSS PROFIT	**$84,741.95**	**$160,086.64**	**$95,506.10**	**$103,361.94**	**$443,696.63**
Expenses					
6000 Payroll Expenses					$0.00
6010 Salaries & Wages	141,125.63	138,185.61	149,466.66	112,902.13	$541,680.03
6020 Payroll Taxes	13,137.52	11,586.19	11,599.46	8,822.66	$45,145.83
6060 Payroll Processing Fees		1,718.66		349.14	$2,067.80
6070 Reimbursable Expenses	10.00	10.00			$20.00
Total 6000 Payroll Expenses	**154,273.15**	**151,500.46**	**161,066.12**	**122,073.93**	**$588,913.66**
6100 Professional Fees	91,694.12	22,370.26	29,127.94	150.00	$143,342.32
6110 Accounting	2,046.25	1,016.25	562.50	6,125.00	$9,750.00
6120 Legal Fees				3,003.64	$3,003.64
Total 6100 Professional Fees	**93,740.37**	**23,386.51**	**29,690.44**	**9,278.64**	**$156,095.96**
6200 Contractors	241,937.07	201,855.43	262,429.41	182,508.26	$888,730.17
6300 Advertising & Marketing	87,654.71	53,429.59	8,309.05	31,176.57	$180,569.92
6310 Advertising			42.80	263.28	$306.08
6320 Digital Services				147.00	$147.00
Total 6300 Advertising & Marketing	**87,654.71**	**53,429.59**	**8,351.85**	**31,586.85**	**$181,023.00**
6400 Occupancy Costs					$0.00
6410 Rent & Lease	814.00				$814.00
6420 Utilities	247.25	470.29	281.32	431.16	$1,430.02
6430 Telephone	671.82	573.40	334.72	468.24	$2,048.18
Total 6400 Occupancy Costs	**1,733.07**	**1,043.69**	**616.04**	**899.40**	**$4,292.20**

Fluent Forever, Inc [C Corp]

PROFIT AND LOSS

January - December 2019

	JAN - MAR, 2019	APR - JUN, 2019	JUL - SEP, 2019	OCT - DEC, 2019	TOTAL
6500 Office/General Administrative Expenses				126.07	$126.07
6505 Bank Service Fees	5.58	242.38	400.71	113.34	$762.01
6507 Stripe Fees	3,659.92	6,434.03	3,199.01	2,213.52	$15,506.48
6510 Charitable Contributions			70.00		$70.00
6530 Insurance	189.18	7,864.51	7,675.59	416.00	$16,145.28
6535 Health	4,592.07	4,935.55	1,689.48	-17,159.39	$ -5,942.29
6537 Meals & Entertainment	540.21	3,804.30	385.52	97.53	$4,827.56
6550 Postage & Delivery		59.00	168.50	329.55	$557.05
6560 Internet, Web & Online Services	223.83	6,845.43	12,649.31	2,604.84	$22,323.41
6565 Office Supplies & Software	11,138.74	28,622.97	36,957.21	62,261.56	$138,980.48
6570 Job Supplies			35.00		$35.00
6580 Gifts				4.78	$4.78
Total 6500 Office/General Administrative Expenses	**20,349.53**	**58,808.17**	**63,230.33**	**51,007.80**	**$193,395.83**
6600 Dues & Subscriptions	208.88	850.80	694.59	425.00	$2,179.27
6700 Travel Main					$0.00
6710 Hotel & Air				1,721.16	$1,721.16
6720 Meals				344.86	$344.86
6730 Ground Transportation	171.56	728.64	3,934.76	1,497.12	$6,332.08
Total 6700 Travel Main	**171.56**	**728.64**	**3,934.76**	**3,563.14**	**$8,398.10**
6800 Auto Expense	1,610.03	695.79	466.96	5,711.98	$8,484.76
6810 Parking & Tolls	170.50	289.00	248.00	463.35	$1,170.85
Total 6800 Auto Expense	**1,780.53**	**984.79**	**714.96**	**6,175.33**	**$9,655.61**
6900 Education & Training				5,661.35	$5,661.35
9100 Taxes & Licenses		519.80	10.50	50.00	$580.30
9110 State Filling Fee		2.37			$2.37
9140 Interest Expense			652.73	3,867.05	$4,519.78
Misc				4,286.00	$4,286.00
Payroll Expense (deleted)	0.00	0.00		0.00	$0.00
Uncategorized Expense			1,951.40	9.99	$1,961.39
Total Expenses	**$601,848.87**	**$493,110.25**	**$533,343.13**	**$421,392.74**	**$2,049,694.99**
NET OPERATING INCOME	**$ -517,106.92**	**$ -333,023.61**	**$ -437,837.03**	**$ -318,030.80**	**$ -1,605,998.36**
Other Income					
Cash Rewards	1,650.85	1,649.61	850.00	341.99	$4,492.45
Total Other Income	**$1,650.85**	**$1,649.61**	**$850.00**	**$341.99**	**$4,492.45**
Other Expenses					
Reconciliation Discrepancies				-50,000.00	$ -50,000.00
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$ -50,000.00**	**$ -50,000.00**
NET OTHER INCOME	**$1,650.85**	**$1,649.61**	**$850.00**	**$50,341.99**	**$54,492.45**
NET INCOME	**$ -515,456.07**	**$ -331,374.00**	**$ -436,987.03**	**$ -267,688.81**	**$ -1,551,505.91**

Fluent Forever, Inc [C Corp]

BALANCE SHEET
As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 FF DE Main Business Account (8584)	587,174.38
1002 FF DE Payroll (8597)	121,733.29
1003 Transferwise / Community Federal Savings	69,415.36
Total Bank Accounts	**$778,323.03**
Other Current Assets	
1500 Loan To S Corp	0.00
1600 Uncategorized Asset	-0.50
Total Other Current Assets	**$ -0.50**
Total Current Assets	**$778,322.53**
Other Assets	
1700 Prepaid Credit Card	63,444.95
Total Other Assets	**$63,444.95**
TOTAL ASSETS	**$841,767.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2001 AMEX (Hilton Honors) - 01001	305.00
2008 Citi Card	6,744.51
2010 Bank of America 9641 (combined)	6,868.66
2011 BOA - John Rush - #1726	-4,975.53
2012 BOA - Heather Tucker - #2227	0.00
2013 BOA - Gabriel Wyner - 5395 (form.7490)	-0.50
2014 BOA - Gaston Blanchet - #4791	0.00
Total 2010 Bank of America 9641 (combined)	**1,892.63**
Total Credit Cards	**$8,942.14**
Other Current Liabilities	
2060 Loan From FF (C-Corp) to S Corp	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$8,942.14**
Total Liabilities	**$8,942.14**

Fluent Forever, Inc [C Corp]

BALANCE SHEET

As of December 31, 2018

	TOTAL
Equity	
3000 Cmn Stk, PV .00001, Authorized Shs 10,000,000, 832,593.87 Shs issued, 2.5M, Outst 6667403.63	33.32
3022 Paid In Capital	1,403,476.35
3200 Opening Balance Equity	47,087.53
3250 Owner's Pay & Personal Expenses	0.00
3300 Retained Earnings	
Net Income	-617,771.86
Total Equity	**$832,825.34**
TOTAL LIABILITIES AND EQUITY	**$841,767.48**

Fluent Forever, Inc [C Corp]

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 FF DE Main Business Account (8584)	463,142.84
1002 FF DE Payroll (8597)	23,738.08
1003 Transferwise / Community Federal Savings	36,894.45
1007 Clearbanc - cash advance	25,000.00
Total Bank Accounts	**$548,775.37**
Other Current Assets	
1500 Loan To S Corp	0.00
1600 Uncategorized Asset	-0.50
Total Other Current Assets	**$ -0.50**
Total Current Assets	**$548,774.87**
Other Assets	
1700 Prepaid Credit Card	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$548,774.87**

Fluent Forever, Inc [C Corp]

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,300.00
Total Accounts Payable	**$3,300.00**
Credit Cards	
2001 AMEX (Hilton Honors) - 01001	-1,407.02
2002 AMEX (Blue Business Plus)-51001	75,108.47
2003 AMEX (Delta Skymiles)-81001	15.00
2005 AMEX (Hilton Honors) - 71007	0.00
2006 Capital One (Spark 4080)	0.00
2008 Citi Card	9.00
2010 Bank of America 9641 (combined)	-266,234.38
2011 BOA - John Rush - #1726	71,933.11
2012 BOA - Heather Tucker - #2227	15,515.58
2013 BOA - Gabriel Wyner - 5395 (form.7490)	102,892.20
2014 BOA - Gaston Blanchet - #4791	96,300.14
Total 2010 Bank of America 9641 (combined)	**20,406.65**
2017 Bank of America 3823 - Travel Rwds	29,954.72
Total Credit Cards	**$124,086.82**
Other Current Liabilities	
2060 Loan From FF (C-Corp) to S Corp	0.00
2070 Clearbanc Loan (10-15-2019)	18,318.21
Total Other Current Liabilities	**$18,318.21**
Total Current Liabilities	**$145,705.03**
Total Liabilities	**$145,705.03**
Equity	
3000 Cmn Stk, PV .00001, Authorized Shs 10,000,000, 832,593.87 Shs issued, 2.5M, Outst 6667403.63	456,215.32
3020 Investor Capital	553,985.00
3022 Paid In Capital	1,403,476.35
3200 Opening Balance Equity	47,087.53
3250 Owner's Pay & Personal Expenses	0.00
3300 Retained Earnings	-506,188.45
Net Income	-1,551,505.91
Total Equity	**$403,069.84**
TOTAL LIABILITIES AND EQUITY	**$548,774.87**

Fluent Forever, Inc [C Corp]

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 FF DE Main Business Account (8584)	463,142.84
1002 FF DE Payroll (8597)	23,738.08
1003 Transferwise / Community Federal Savings	36,894.45
1007 Clearbanc - cash advance	25,000.00
Total Bank Accounts	**$548,775.37**
Other Current Assets	
1500 Loan To S Corp	0.00
1600 Uncategorized Asset	-0.50
Total Other Current Assets	**$ -0.50**
Total Current Assets	**$548,774.87**
Other Assets	
1700 Prepaid Credit Card	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$548,774.87**

Fluent Forever, Inc [C Corp]

BALANCE SHEET

As of December 31, 2018

	TOTAL
Equity	
3000 Cmn Stk, PV .00001, Authorized Shs 10,000,000, 832,593.87 Shs issued, 2.5M, Outst 6667403.63	33.32
3022 Paid In Capital	1,403,476.35
3200 Opening Balance Equity	47,087.53
3250 Owner's Pay & Personal Expenses	0.00
3300 Retained Earnings	
Net Income	-617,771.86
Total Equity	**$832,825.34**
TOTAL LIABILITIES AND EQUITY	**$841,767.48**

Fluent Forever, Inc [C Corp]

BALANCE SHEET
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,300.00
Total Accounts Payable	**$3,300.00**
Credit Cards	
2001 AMEX (Hilton Honors) - 01001	-1,407.02
2002 AMEX (Blue Business Plus)-51001	75,108.47
2003 AMEX (Delta Skymiles)-81001	15.00
2005 AMEX (Hilton Honors) - 71007	0.00
2006 Capital One (Spark 4080)	0.00
2008 Citi Card	9.00
2010 Bank of America 9641 (combined)	-266,234.38
2011 BOA - John Rush - #1726	71,933.11
2012 BOA - Heather Tucker - #2227	15,515.58
2013 BOA - Gabriel Wyner - 5395 (form.7490)	102,892.20
2014 BOA - Gaston Blanchet - #4791	96,300.14
Total 2010 Bank of America 9641 (combined)	**20,406.65**
2017 Bank of America 3823 - Travel Rwds	29,954.72
Total Credit Cards	**$124,086.82**
Other Current Liabilities	
2060 Loan From FF (C-Corp) to S Corp	0.00
2070 Clearbanc Loan (10-15-2019)	18,318.21
Total Other Current Liabilities	**$18,318.21**
Total Current Liabilities	**$145,705.03**
Total Liabilities	**$145,705.03**
Equity	
3000 Cmn Stk, PV .00001, Authorized Shs 10,000,000, 832,593.87 Shs issued, 2.5M, Outst 6667403.63	456,215.32
3020 Investor Capital	553,985.00
3022 Paid In Capital	1,403,476.35
3200 Opening Balance Equity	47,087.53
3250 Owner's Pay & Personal Expenses	0.00
3300 Retained Earnings	-506,188.45
Net Income	-1,551,505.91
Total Equity	**$403,069.84**
TOTAL LIABILITIES AND EQUITY	**$548,774.87**

Fluent Forever, Inc [C Corp]

BALANCE SHEET
As of December 31, 2018

	TOTAL
Equity	
3000 Cmn Stk, PV .00001, Authorized Shs 10,000,000, 832,593.87 Shs issued, 2.5M, Outst 6667403.63	33.32
3022 Paid In Capital	1,403,476.35
3200 Opening Balance Equity	47,087.53
3250 Owner's Pay & Personal Expenses	0.00
3300 Retained Earnings	
Net Income	-617,771.86
Total Equity	**$832,825.34**
TOTAL LIABILITIES AND EQUITY	**$841,767.48**